Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

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Wells Fargo Funds

Product Alert

February 19, 2016

Wells Fargo Funds to merge certain funds

The Wells Fargo Funds Board of Trustees recently approved mergers of three Wells Fargo Funds into other funds within the family. The mergers are subject to approval by shareholders of the merging funds. The mergers are expected to be tax-free transactions for U.S. federal income tax purposes.

Affected funds at a glance

(Click on hyperlinks to learn about the merging and acquiring funds’ management teams and more.)

Merging fund	Acquiring fund
High Income Fund	High Yield Bond Fund
Small/Mid Cap Value Fund	Small Cap Value Fund
WealthBuilder Equity Portfolio	WealthBuilder Tactical Equity Portfolio[1]

1. The Wells Fargo WealthBuilderSM Tactical Equity Portfolio will be renamed the Wells Fargo WealthBuilderSM Equity Portfolio following the merger.

Time frame for the proposed mergers

Time frame	Event
April 15, 2016	Record date. Shareholders who own shares of a merging fund as of this date will be eligible to vote their shares at the June 2016 meeting.
May 2016	Proxy materials will be mailed to shareholders.
June 28, 2016	Scheduled date of special shareholder meeting to approve the fund mergers.
July 22, 2016	If approved by shareholders, the mergers will take effect following the close of business. (Date subject to change.)

What’s next?

In April, we will publish another Product Alert with further details about the proposed mergers.

This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transactions, in March, the merging funds will file a preliminary prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement—when available—in its entirety because it will contain important information about the acquiring funds, merging funds, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging funds intend to mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging funds with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement—when available—may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266,    1-800-222-8222, wellsfargofunds.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging funds’ shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargofunds.com. Read it carefully before investing.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company.
Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.
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NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE